PE
7-31-02

02058668

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C., 20549

FORM 6-K

Report of Foreign Issuer

PROCESSED
SEP 24 2002
P THOMSON FINANCIAL

For the month of July, 2002.

QI Systems Inc. (SEC File No: 0-30948)
(Translation of registrant's name into English)

Unit 101, 3820 Jacombs Road, Richmond, British Columbia, CANADA, V6V 1Y6
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F X Form 40-F ____]

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ____ No X]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QI Systems Inc.
(Registrant)

Date: September 10, 2002

By:* [signature]
(Signature)*
MESBAH TAHERZADEH, PRESIDENT & CEO

*Print name and title under the signature of the signing officer

SEC MAIL PROCESSING SECTION
RECEIVED
SEP 23 2002
WASH, D.C. 155

SEC 1815 (7-91)

p:\clients\1-sedar\qi-systm\form6-k.doc

QI Systems Inc. Unit 101,3820Jaycombs Road Richmond, BC, Canada V6V 1Y6 T 604.248.2301 F 604.248.2306 www.qisystems.ca

FOR: **QI SYSTEMS INC.**

COMPANY CONTACT: **Mesbah Taherzadeh, President and CEO**
(604) 248-2301

QI Systems continues filling up backlog of orders

VANCOUVER, BC, July 31, 2002 -- QI Systems Inc. (OTC BB: QIIIF; TSX Venture Exchange: QII.U) announced today that the Company has received further orders for equipment from the following clients:

As part of the 2nd. phase installation, EFM ordered 6 more Value reload stations, 6 UPOS Payment Terminals for photocopiers, and 20 UPOS Payment Terminals for installation into the Coke Vending Machines at the California College Campuses.

City of Dawson Creek, British Columbia, expanded its Smart Water Distribution Centers by ordering 4 more Smart Water Distribution Systems and 500 more Smart Cards.

USAToday News Paper has expanded its Smart Card vending boxes at three more Eastern US University Campuses by ordering more than 40 UPOS Payment Terminals for installation in those campuses.

QI Systems Inc. (www.qisystems.ca) designs hardware and software for the rapidly expanding cash card industry. It is a leader in supplying solutions for smart card vending with products in use in Canada, the U.S., Venezuela, Hong Kong, the UK, and Norway. QI's SmartVend technology enables debit card purchases by consumers from a wide range of vending machines types. The SmartVend system is currently being used in conjunction with many card schemes, including VisaCash, Mondex (Multos), CANTV (Venezuelan phone card), Telus SmartONE card and others. Due to the modular structure of SmartVend, multiple card schemes can be run in parallel in the same unit with new schemes added at a later date. QI's SmartVend systems have been installed in Coca-Cola and Pepsi vending machines, coffee, snack and sandwich machines, laundromat machines, copiers, newspaper vending boxes for such publications as *USAToday* and in parking machines.

Certain matters discussed in this press release are "forward-looking statements." These forward-looking statements can generally be identified as such because the context of the statement will include words

[We're In Smart Cards]

such as the Company "expects", "anticipates" or words of similar import. Similarly, statements that describe the Company's future plans, objectives or goals are also forward-looking statements. Such forward-looking statements are subject to certain risks and uncertainties, including the financial performance of the Company and market valuations of its stock, which could cause actual results to differ materially from those currently anticipated. Although the Company believes the expectations reflected in any forward-looking statements are based on reasonable assumptions, the Company can give no assurance that its expectations will be attained. Shareholders, potential investors and other readers are urged to consider theses factors carefully in evaluating any forward-looking statements. Forward-looking statements made herein are only made as of the date of this press release and the Company undertakes no obligation to publicly update such forward-looking statements to reflect subsequent events or circumstances.

Approved on behalf of the Board

Mesbah Taherzadeh, P.Eng.
President & CEO